EXHIBIT 99.1

For Immediate Release 21-25-TR	Date:	June 30, 2021

Teck’s Q2 2021 Financial Results and Investors’ Conference Call

July 27, 2021

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its second quarter 2021 earnings results on Tuesday, July 27, 2021 before market open.

The company will hold an investor conference call to discuss the second quarter 2021 earnings results at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Tuesday, July 27, 2021. The conference call dial-in is 416.340.2217 or toll free 800.806.5484, quote 9945185 if requested. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com.

The recording of the live audio webcast will be available from 10:00 a.m. Pacific time July 27, 2021 on Teck’s website at www.teck.com.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com